UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-38235

RISE EDUCATION CAYMAN LTD

c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Further to the reports on Form 6-Ks furnished to the SEC (i) on April 4, 2022 in connection with the proposed mergers with Dada Auto Inc. (“NaaS”) announced on February 8, 2022 (the “Mergers”), including the selected unaudited combined financial data of NaaS based on NaaS’ management accounts, and (ii) on May 31, 2022 regarding certain additional information on NaaS and the audited combined financial statements of NaaS for the fiscal years ended December 31, 2020 and 2021, RISE Education Cayman Ltd is furnishing in Exhibit 99.1 to this Form 6-K certain unaudited pro forma condensed combined financial information as of and for the year ended December 31, 2021. Based on such unaudited pro forma financial information, the shareholders’ equity of the combined company as of December 31, 2021 was approximately RMB592.0 million and the net revenues and net loss of the combined company for the year ended December 31, 2021 were approximately RMB17.8 million and RMB886.4 million, respectively. For details, please refer to Exhibit 99.1 attached hereto.

RISE Education Cayman Ltd is also furnishing in Exhibit 99.2 to this Form 6-K certain additional information regarding persons who are expected to serve as directors and executive officers of the combined company upon the consummation of the Mergers. The board of directors and the senior management team of the combined company will be reconstituted to reflect the appointment or retention of such persons listed in Exhibit 99.2 hereto effective upon the consummation of the Mergers.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RISE EDUCATION CAYMAN LTD

By:	/s/ Alex Wu
Name:	Alex Wu
Title:	Acting Chief Financial Officer

Date: June 6, 2022

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Unaudited Pro Forma Condensed Combined Financial Information

Exhibit 99.2	Additional Information Relating to the Proposed Directors and Executive Officers of the Combined Company Effective upon the Consummation of the Mergers